FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2014

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 11 September 2014

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER         EXHIBIT DESCRIPTION

99                                     2014 First Half Year Results

2014 FIRST HALF YEAR RESULTS

SOLID GROWTH IN CHALLENGING MARKETS

First half highlights

•	Underlying sales growth 3.7% with emerging markets up 6.6%

•	Underlying volume growth 1.9% and price up 1.7%

•	Turnover decreased by 5.5% to €24.1 billion with currency down (8.5)%

•	Core operating margin stable at 14.0% at current exchange rates, up 30bps at constant exchange rates

•	Operating profit up 13% reflecting profits on disposal

•	Core earnings per share up 2% to €0.78

Paul Polman: Chief Executive Officer statement

“The first half again shows consistent top and bottom line progress despite significant headwinds. Our markets have been challenging and we have experienced a further slow-down in the emerging countries whilst developed markets are not yet picking up.

We continued to grow ahead of our markets driven by strong innovations such as Ben & Jerry’s Cores, compressed deodorants in Europe, REGENERATE Enamel Science in oral and Skip Dual Action capsules. At the same time we continue to invest for the long term with our programme to take our brands into new countries with the launches of Lifebuoy in China, Omo in Arabia and Clear in Japan.

We made further progress in strengthening our portfolio with the acquisition of a majority stake in Qinyuan, the Chinese water purification business, and the disposals of the Ragu and Bertolli pasta sauces brands in the United States and, more recently, the Slim.Fast business.

In a tougher cost environment, project Half is on track and is enabling us to drive cost savings and simultaneously increase organisational agility.

We remain focused on achieving another year of profitable volume growth ahead of our markets, steady and sustainable core operating margin improvement and strong cash flow.”

Key Financials (unaudited) Current Rates	First Half 2014
Underlying Sales Growth (*)	3.7%
Turnover	€24.1bn	-5.5%
Operating Profit	€4.4bn	+13%
Net Profit	€3.0bn	+12%
Core earnings per share (*)	€0.78	+2%
Diluted earnings per share	€0.97	+17%
Quarterly dividend payable in September 2014 €0.285 per share

(*) Underlying sales growth and core earnings per share are non-GAAP measures (see pages 6 and 7).                  24 July 2014

OPERATIONAL REVIEW: CATEGORIES
	First Half 2014
	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	bps
Unilever Total	24.1	3.7	1.9	1.7	0
Personal Care	8.6	4.5	2.4	2.0	110
Foods	6.1	(0.5)	(0.9)	0.4	50
Refreshment	4.9	5.1	3.3	1.7	(100)
Home Care	4.5	6.8	3.7	3.0	(150)

Our markets: Market growth continued to slow in emerging countries, particularly in Asia, as macro-economic pressures weighed on consumer spending in our categories. Developed markets remained weak with little sign of any recovery in North America or Europe.

Unilever performance: We delivered another first half of growth ahead of our markets. Emerging markets grew 6.6% with price up 4.0% and volume growth of 2.5%. Developed markets were flat in the first half, with positive volume growth partially offset by declining price. Home Care, Personal Care and Refreshment grew, delivering a good performance, while Foods declined slightly due to negative volumes.

Gross margin for the half year increased by 10bps to 41.5% at constant exchange rates primarily due to our focus on higher margin products and continued discipline around savings programmes which more than offset higher commodity costs in local currencies in emerging markets. Brand and marketing investment was up by 10bps. Overheads improved by 30bps and core operating margin was up 30bps in constant exchange rates. In current exchange rates, core operating margin was flat at 14.0% impacted by currency headwinds. Core operating profit was down by €209 million at €3.4 billion after a negative currency impact of €413 million. Core earnings per share was up 2% at €0.78.

Personal Care
Personal Care continued to grow ahead of slowing markets underpinned by a strong innovation programme. Deodorants saw the continued success of the compressed aerosol range in Europe, good growth for Rexona with the successful Do:More campaign, the positive impact of new communication behind Dove Invisible Dry and the introduction of new packaging for Axe. In oral care we introduced a new brand, REGENERATE Enamel Science, in the United Kingdom. This is a premium proposition and is the first toothpaste and serum system that regenerates enamel with exactly the same mineral which makes up tooth enamel.

In hair Clear has been successfully introduced in Japan and re-launched in key markets such as Brazil and China. TRESemmé benefited from the success of the 7 Day Keratin Smooth range, and Dove Oxygen Moisture made good progress in the United States. Skin cleansing saw continued strong growth for Lifebuoy reflecting the success of the proposition to protect against 10 infection causing germs and the introduction of the brand in China. Dove continued to deliver broad-based growth and Lux benefited from the re-launch in China and South East Asia. In skin care Fair & Lovely delivered strong growth and the Dove Purely Pampering range was extended into nourishing body oil.

Core operating margin in the first half was up 110bps, with higher gross margin driven by margin accretive innovation and efficiencies in brand and marketing investments. Core operating profit was broadly unchanged at €1,532 million.

Foods
Foods declined slightly in the first half as the markets in North America and Europe remained challenging whilst emerging markets continued to grow in mid single digits.

Savoury grew on the back of the ‘What’s for dinner tonight?’ market development campaign and good progress in emerging markets. Dressings growth stepped up and we saw good performances from Hellmann’s with Olive Oil in the United States and the extension of the new squeezy packaging in Brazil. Whilst we gained share in margarine, spreads performance reflected the decline of the market. We continued to improve the taste of our products, to roll out the successful ‘It takes a village’ campaign for Pro.Activ and to introduce blends of vegetable oil and butter, such as Gold by Flora and Bertolli with Butter in the United Kingdom, to meet a broader range of consumer taste preferences.

Core operating margin was up 50bps in the first half with higher gross margin partially offset by higher brand and marketing investment. Core operating profit was down at €1,097 million, primarily due to currency.

Refreshment
Ice cream performed strongly in the first half. Magnum benefited from a strong programme of activities including its 25th anniversary, the launch of Magnum Infinity in the United States and Indonesia, and the launch of Magnum Mini in Brazil. Ben & Jerry’s grew well supported by innovations such as Cores and the introduction of a mini cup format in Japan whilst Cornetto responded well to re-launches in North Asia and Europe.

The performance of leaf tea was mixed. We saw good growth in India and Turkey, and also in the United States driven by the success of Lipton K-Cups® and new liquid concentrate. Sales in Russia and Saudi Arabia were soft. Ades soy drink continued to recover from the impact of last year’s product recall in Brazil.

Core operating margin was down 100bps with lower gross margin as a result of pricing and savings programmes lagging higher commodity costs. This together with adverse currency resulted in core operating profit of €509 million.

Home Care
Laundry growth remained competitive and well-balanced between volume and price. Following a good response to the launch in France under the Skip brand, Persil Dual Action capsules were launched in the United Kingdom. Omo was re-introduced in Saudi Arabia and Skip Small & Mighty liquids were launched in South Africa. In household care we grew ahead of slowing markets. Cif multi-purpose sprays and Domestos Zero Stain toilet cleaner were launched in Vietnam and Indonesia and Domestos Ultra Power was launched in Russia.

Core operating margin was down 150bps driven by lower gross margin reflecting brand extensions into new markets, the tough competitive environment and higher commodity costs. This together with adverse currency resulted in core operating profit of €229 million.

OPERATIONAL REVIEW: GEOGRAPHICAL AREA
	First Half 2014
(unaudited)	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	Bps
Unilever Total	24.1	3.7	1.9	1.7	0
Asia/AMET/RUB	9.8	6.1	3.8	2.2	0
The Americas	7.6	4.3	0.4	3.9	(40)
Europe	6.7	(0.4)	1.1	(1.5)	40

Asia/AMET/RUB
Sales growth in the first half was equally driven by volume and price growth. We saw strong performances in Indonesia, Turkey, the Philippines, Japan and South Africa. Whilst slower growth in China reflected weaker markets, the acquired Qinyuan water purification business has started well.

Core operating margin in the first half was stable with higher gross margin offset by higher brand and marketing investment.

The Americas
North America declined by 1.0% in the first half with flat volume growth and negative price growth. Personal Care, Refreshments and dressings experienced healthy growth. Following the respective strategic reviews, the disposal of the Ragu and Bertolli pasta sauces brands in the United States was completed during the first half and the disposal of Slim.Fast was announced early in July. Latin America delivered another quarter of strong growth but economic conditions remain difficult and the growth was driven by pricing. All categories grew and within Refreshment we saw a strong ice cream performance.

Core operating margin was down 40bps due to a lower gross margin in Latin America where price increases have lagged higher commodity costs.

Europe
Europe declined by (0.4%) in the first half with negative price growth partially offset by volume growth which was stable at 1.1%. We saw growth in the United Kingdom, France and the Nordic countries and continued signs of recovery in Spain and Greece. Central Europe was however weak, mainly due to challenging market conditions in Poland.

Core operating margin was up 40bps driven by higher gross margin and lower brand and marketing investment.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS – FIRST HALF 2014

Finance costs and tax

The cost of financing net borrowings in the first half 2014 was €212 million versus €215 million in 2013. The average level of net debt increased whilst interest rate movements were marginally favourable: the average interest rate on borrowings was 3.6% excluding one-off charges and the average return on cash deposits was 4.0%. Pensions financing was a charge of €47 million versus a charge of €71 million in the prior year.

The effective tax rate was 29.4%, higher than 27.1% in 2013 due to the impact of business disposals. The effective tax rate on core earnings was 23.9%. Our longer term expectation for the tax rate remains around 26%.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates, together with other income from non-current investments contributed €98 million compared with €53 million in 2013. The improvement was due to increased profits from the Lipton ready-to-drink tea joint ventures and one-off items in non-current investments.

Earnings per share

Core earnings per share in the first half was up 2% to €0.78. This improvement was driven by the growth in constant currency core operating profit and a lower tax charge partially offset by negative foreign exchange movements. In constant exchange rates, core earnings per share increased by 14%. This measure excludes the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items.

On 19 May 2014 Unilever purchased for £715 million the rights left in trusts by the first Viscount Leverhulme which were convertible in 2038 into 70,875,000 Unilever PLC ordinary shares. This increased diluted earnings per share metrics as the dilutive effect of these shares does not impact the calculation of weighted average shares from the date of the transaction.

Diluted earnings per share for the first half was up 17% at €0.97. This included the profit on disposal of the Ragu and Bertolli pasta sauces brands in the United States.

Pensions

The pension liability net of assets was €2.5 billion at the end of June 2014 versus €2.0 billion as at 31 December 2013. The increase in the net pension deficit reflects the impact of higher liabilities due to lower discount rates partially offset by strong investment performance and cash contributions.

Disposals

Business disposals contributed €1.4 billion to non-core profits versus €371 million in the first half 2013. This primarily related to the disposal of the Ragu and Bertolli pasta sauces brands in the United States. The decision to dispose of the Slim.Fast business has been taken in the first half and an impairment charge of €318 million, accompanied by a tax credit of €117 million, has been recognised on the reclassification of the assets to held for sale. The disposal was completed in July.

Free cash flow

Free cash flow was €0.8 billion versus €1.3 billion in 2013. The reduction is primarily due to an adverse currency impact and phasing of capital expenditure.

Net debt

Closing net debt was €9.3 billion versus €8.5 billion as at 31 December 2013 primarily due to the seasonal outflow of working capital.

Finance and liquidity

On 19 March 2014 Unilever announced the issuance of our first ever green sustainability bond. The £250 million 2% fixed rate notes are due 19 December 2018. The proceeds will be deployed on projects which support achievement of the goals of the Unilever Sustainable Living Plan.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

PRINCIPAL RISK FACTORS

On pages 34 to 39 of our 2013 Report and Accounts and pages 5 to 7 of our Form 20-F for the year ended 31 December 2013  we set out our assessment of the principal risk issues that would face the business through 2014 under the headings: brand preference; portfolio management; sustainability; customer relationships; talent; supply chain; safe and high quality products; systems and information; business transformation; external economic and political risks, and natural disasters; treasury and pensions; ethical; legal and regulatory. In our view, the nature and potential impact of such risks remain essentially unchanged as regards our performance over the second half of 2014.

NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance. Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. Unilever uses ‘constant rate’ ‘underlying’ and ‘core’ measures primarily for internal performance analysis and targeting purposes. The non-GAAP measures which we apply in our reporting are set out below.

Underlying sales growth (USG)
“Underlying Sales Growth” or “USG” refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. Acquisitions and disposals are excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of USG to changes in the GAAP measure turnover is provided in notes 3 and 4.

Underlying volume growth (UVG)
“Underlying Volume Growth” or “UVG” is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (1) the increase in turnover attributable to the volume of products sold; and (2) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact to USG due to changes in prices. The relationship between the two measures is set out in notes 3 and 4.

Free cash flow (FCF)
Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditures and net interest payments and preference dividends paid. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. Free cash flow reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of FCF to net profit is as follows:

€ million	First Half
(unaudited)	2014	2013
Net profit	2,995	2,682
Taxation	1,223	977
Share of net profit of joint ventures/associates and other income
from non-current investments	(98)	(53)
Net finance costs	259	286
Operating Profit	4,379	3,892
Depreciation, amortisation and impairment	842	583
Changes in working capital	(1,089)	(1,004)
Pensions and similar obligations less payments	(195)	(246)
Provisions less payments	84	43
Elimination of (profits)/losses on disposals	(1,421)	(372)
Non-cash charge for share-based payments	118	121
Other adjustments	20	(18)
Cash flow from operating activities	2,738	2,999
Income tax paid	(994)	(894)
Net capital expenditure	(789)	(632)
Net interest and preference dividends paid	(197)	(173)
Free cash flow	758	1,300
Net cash flow (used in)/from investing activities	895	(798)
Net cash flow (used in)/from financing activities	(1,494)	(354)

Core operating profit (COP), core operating margin (COM) and non-core items
COP and COM means operating profit and operating margin, respectively, before the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, due to their nature and frequency of occurrence. The reconciliation of core operating profit to operating profit is as follows:

€ million	First Half
(unaudited)	2014	2013
Operating profit	4,379	3,892
Non-core items (see note 2)	(1,012)	(316)

Core operating profit	3,367	3,576
Turnover	24,098	25,500
Operating margin (%)	18.2	15.3
Core operating margin (%)	14.0	14.0

Core EPS
The Group also refers to core earnings per share (core EPS). In calculating core earnings, net profit attributable to shareholders’ equity is adjusted to eliminate the post tax impact of non-core items. Refer to note 2 on page 14 for reconciliation of core earnings to net profit attributable to shareholders’ equity.

Net debt
Net debt is defined as the excess of total financial liabilities, excluding trade and other payables, over cash, cash equivalents and current financial assets, excluding trade and other receivables. It is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.

The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

€ million	As at 30 June 2014	As at 31 December 2013	As at 30 June 2013
(unaudited)
Total financial liabilities	(13,436)	(11,501)	(15,907)
Current financial liabilities:
Liabilities related to acquisition of non-controlling interests(a)	-	-	(4,034)
Other current financial liabilities	(5,705)	(4,010)	(5,065)
Non-current financial liabilities	(7,731)	(7,491)	(6,808)
Cash and cash equivalents as per balance sheet	3,419	2,285	3,467
Cash and cash equivalents as per cash flow statement	3,090	2,044	3,204
Add bank overdrafts deducted therein	329	241	263
Other financial assets	744	760	804
Net debt	(9,273)	(8,456)	(11,636)

(a) Included in liabilities related to acquisition of non-controlling interests as at 30 June 2013 is €3,754 million relating to acquisition of shares in Hindustan Unilever and other non-controlling interests totalling €280 million.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the “Group”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, NYSE Euronext in Amsterdam and the US Securities and Exchange Commission, including the Group’s Annual Report on Form 20-F for the year ended 31 December 2013 and Annual Report and Accounts 2013. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES
Media: Media Relations Team UK +44 20 7823 5354lucila.zambrano@unilever.com NL +31 6 1137 5464marc.potma@unilever.com	Investors: Investor Relations Team +44 20 7822 6830investor.relations@unilever.com

INCOME STATEMENT
(unaudited)

€ million	First Half
	2014	2013	Increase/ (Decrease)
			Current rates	Constant rates
Turnover	24,098	25,500	(5.5)%	3.3%

Operating profit	4,379	3,892	13%	24%

After (charging)/crediting non-core items	1,012	316

Net finance costs	(259)	(286)
Finance income	61	55
Finance costs	(273)	(270)
Pensions and similar obligations	(47)	(71)

Share of net profit/(loss) of joint ventures and associates	61	52
Other income/(loss) from non-current investments	37	1

Profit before taxation	4,218	3,659	15%	27%

Taxation	(1,223)	(977)

Net profit	2,995	2,682	12%	24%
Attributable to:
Non-controlling interests	177	253
Shareholders’ equity	2,818	2,429	16%	28%

Combined earnings per share
Basic earnings per share (euros)	0.99	0.86	16%	28%
Diluted earnings per share (euros)	0.97	0.83	17%	29%

STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

€ million	First Half
	2014	2013
Net profit	2,995	2,682

Other comprehensive income

Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans net of tax	(489)	526

Items that may be reclassified subsequently to profit or loss:
Currency retranslation gains/(losses) net of tax Fair value gains/(losses) on financial instruments net of tax	11 (62)	(162) 93

Total comprehensive income	2,455	3,139
Attributable to:
Non-controlling interests	191	217
Shareholders’ equity	2,264	2,922

STATEMENT OF CHANGES IN EQUITY
(unaudited)

€ million	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
First half - 2014
1 January 2014	484	138	(6,746)	20,468	14,344	471	14,815
Profit or loss for the period	-	-	-	2,818	2,818	177	2,995
Other comprehensive income net of tax
Fair value gains/(losses) on financial instruments	-	-	(62)	-	(62)	-	(62)
Remeasurements of defined benefit pension plans net of tax	-	-	-	(491)	(491)	2	(489)
Currency retranslation gains/(losses)	-	-	(110)	109	(1)	12	11
Total comprehensive income	-	-	(172)	2,436	2,264	191	2,455
Dividends on ordinary capital	-	-	-	(1,580)	(1,580)	-	(1,580)
Movements in treasury stock(a)	-	-	(105)	(148)	(253)	-	(253)
Share-based payment credit(b)	-	-	-	117	117	-	117
Dividends paid to non-controlling interests	-	-	-	-	-	(168)	(168)
Currency retranslation gains/(losses) net of tax	-	4	-	-	4	(4)	-
Other movements in equity(c)	-	-	(159)	(845)	(1,004)	87	(917)
30 June 2014	484	142	(7,182)	20,448	13,892	577	14,469

First half - 2013
1 January 2013	484	140	(6,196)	20,964	15,392	557	15,949
Profit or loss for the period	-	-	-	2,429	2,429	253	2,682
Other comprehensive income net of tax
Fair value gains/(losses) on financial instruments	-	-	93	-	93	-	93
Remeasurements of defined benefit pension plans net of tax	-	-	-	526	526	-	526
Currency retranslation gains/(losses)	-	-	(45)	(81)	(126)	(36)	(162)
Total comprehensive income	-	-	48	2,874	2,922	217	3,139
Dividends on ordinary capital	-	-	-	(1,449)	(1,449)	-	(1,449)
Movements in treasury stock(a)	-	-	98	(70)	28	-	28
Share-based payment credit(b)	-	-	-	135	135	-	135
Dividends paid to non-controlling interests	-	-	-	-	-	(105)	(105)
Currency retranslation gains/(losses) net of tax	-	(5)	-	-	(5)	(4)	(9)
Other movements in equity(c)	-	-	-	(4,141)	(4,141)	(230)	(4,371)
30 June 2013	484	135	(6,050)	18,313	12,882	435	13,317

(a) Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.

(b) The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(c) 2014 includes the impact of the purchase of Estate shares (see note 12). 2013 includes the impact of the acquisition of non-controlling interests.

BALANCE SHEET
(unaudited)

€ million	As at 30 June 2014	As at 31 December 2013	As at 30 June 2013

Non-current assets
Goodwill	14,050	13,917	14,483
Intangible assets	7,041	6,987	7,047
Property, plant and equipment	9,639	9,344	9,221
Pension asset for funded schemes in surplus	810	991	757
Deferred tax assets	1,181	1,084	986
Financial assets	478	505	527
Other non-current assets	620	563	581
	33,819	33,391	33,602
Current assets
Inventories	4,328	3,937	4,490
Trade and other current receivables	6,176	4,831	6,414
Current tax assets	259	217	268
Cash and cash equivalents	3,419	2,285	3,467
Other financial assets	744	760	804
Non-current assets held for sale	76	92	49
	15,002	12,122	15,492

Total assets	48,821	45,513	49,094
Current liabilities
Financial liabilities	5,705	4,010	9,099
Trade payables and other current liabilities	12,654	11,735	12,211
Current tax liabilities	1,654	1,254	1,371
Provisions	430	379	327
Liabilities associated with assets held for sale	1	4	1
	20,444	17,382	23,009
Non-current liabilities
Financial liabilities	7,731	7,491	6,808
Non-current tax liabilities	81	145	1
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	1,752	1,405	1,496
Unfunded schemes	1,585	1,563	1,666
Provisions	1,004	892	931
Deferred tax liabilities	1,447	1,524	1,510
Other non-current liabilities	308	296	356
	13,908	13,316	12,768

Total liabilities	34,352	30,698	35,777
Equity
Shareholders’ equity	13,892	14,344	12,882
Non-controlling interests	577	471	435
Total equity	14,469	14,815	13,317

Total liabilities and equity	48,821	45,513	49,094

CASH FLOW STATEMENT
(unaudited)

€ million	First Half
	2014	2013
Net profit	2,995	2,682
Taxation	1,223	977
Share of net profit of joint ventures/associates and other income
from non-current investments	(98)	(53)
Net finance costs	259	286
Operating profit	4,379	3,892
Depreciation, amortisation and impairment	842	583
Changes in working capital	(1,089)	(1,004)
Pensions and similar obligations less payments	(195)	(246)
Provisions less payments	84	43
Elimination of (profits)/losses on disposals	(1,421)	(372)
Non-cash charge for share-based compensation	118	121
Other adjustments	20	(18)
Cash flow from operating activities	2,738	2,999
Income tax paid	(994)	(894)

Net cash flow from operating activities	1,744	2,105
Interest received	61	48
Net capital expenditure	(789)	(632)
Financial assets related to acquisition of non-controlling interest	-	(423)
Other acquisitions and disposals	1,577	520
Other investing activities	46	(311)

Net cash flow (used in)/from investing activities	895	(798)
Dividends paid on ordinary share capital	(1,577)	(1,449)
Interest and preference dividends paid	(258)	(221)
Acquisition of non-controlling interest	-	(335)
Purchase of Estate shares (see note 12)	(880)	-
Change in financial liabilities	1,557	1,728
Other movements on treasury stock	(256)	28
Other financing activities	(80)	(105)

Net cash flow (used in)/from financing activities	(1,494)	(354)

Net increase/(decrease) in cash and cash equivalents	1,145	953
Cash and cash equivalents at the beginning of the period	2,044	2,217
	(99)	34
Effect of foreign exchange rate changes

Cash and cash equivalents at the end of the period	3,090	3,204

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

1   ACCOUNTING INFORMATION AND POLICIES

The accounting policies and methods of computation are in compliance with IAS 34 ‘Interim Financial Reporting’ and except as set out below are consistent with the year ended 31 December 2013. The condensed interim financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board.

After making appropriate enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the half year financial statements.

The condensed interim financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The income statement on page 9, the statement of comprehensive income on page 9, the statement of changes in equity on page 10 and the cash flow statement on page 12 are translated at exchange rates current in each period. The balance sheet on page 11 is translated at period-end rates of exchange.

The condensed interim financial statements attached do not constitute the full financial statements within the meaning of section 434 of the UK Companies Act 2006. The comparative figures for the financial year ended 31 December 2013 are not the company's statutory accounts for that financial year. Those accounts have been reported on by the company's previous auditor and delivered to the registrar of companies. The report of the previous auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

Recent accounting developments
With effect from 1 January 2014 we have implemented amendments to IAS 32 ‘Financial Instruments: Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. The impact on the Group is not material.

The Group is currently assessing the impact of the following new standards and amendments that are not yet effective.

IFRS 9 ‘Financial Instruments’ replaces the current classification and measurement models for financial assets with two classification categories: amortised cost and fair value. Classification is driven by the business model for managing the assets and the contractual cash flow characteristics. Financial liabilities are not affected by the changes. Effective from 1 January 2018.

IFRS 14 ‘Regulatory Deferral Accounts’ permits first-time adopters of IFRS to continue to account for amounts related to rate regulation in accordance with thier previous GAAP. Effective from 1 January 2016. The impact on the Group is not expected to be material.

IFRS 15 ‘Revenue from Contracts with Customers’ supersedes the majority of revenue recognition requirements within IFRS. It applies to all transactions to provide goods or services except those in the scope of other IFRSs. Effective from 1 January 2017.

Amendments to IAS 19 ‘Employee Benefits’ simplifies the accounting for contributions that are independent of the number of years of employee service. Effective from 1 January 2015. The impact on the Group is not expected to be material.

2   SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting we disclose the total value of non-core items that arise within operating profit. These are costs and revenues relating to business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, due to their nature and frequency of occurrence.

€ million	First Half
	2014	2013
Acquisition and disposal related costs	(60)	(55)
Gain/(loss) on disposal of group companies(a)	1,390	371
Impairments and other one-off items(b)	(318)	-

Non-core items before tax	1,012	316
Tax impact of non-core items	(470)	(123)
Non-core items after tax	542	193
Attributable to:
Non-controlling interests	-	-
Shareholders’ equity	542	193

(a) 2014 includes gain of €1,316 million from the disposal of the Ragu & Bertolli brands and related assets (see note 7).
(b) Impairment charge of €318 million recognised on assets related to the Slim.Fast business (see note 8).

The following table shows the impact of non-core items on profit attributable to shareholders.

€ million	First Half
	2014	2013
Net profit attributable to shareholders’ equity	2,818	2,429
Post tax impact of non-core items	(542)	(193)

Core profit attributable to shareholders’ equity	2,276	2,236

3   SEGMENT INFORMATION - CATEGORIES

First Half	Personal Care	Foods	Refreshment	Home Care	Total
Turnover (€ million)
2013	9,053	6,753	5,085	4,609	25,500
2014	8,554	6,124	4,939	4,481	24,098
Change (%)	(5.5)	(9.3)	(2.9)	(2.8)	(5.5)
Impact of:
Exchange rates (%)	(9.5)	(6.5)	(7.4)	(10.3)	(8.5)
Acquisitions (%)	-	-	0.4	1.5	0.4
Disposals (%)	(0.1)	(2.6)	(0.6)	-	(0.8)

Underlying sales growth (%)	4.5	(0.5)	5.1	6.8	3.7
Price (%)	2.0	0.4	1.7	3.0	1.7
Volume (%)	2.4	(0.9)	3.3	3.7	1.9

Operating profit (€ million)
2013	1,496	1,520	575	301	3,892
2014	1,509	2,431	212	227	4,379

Core operating profit (€ million)
2013	1,523	1,175	576	302	3,576
2014	1,532	1,097	509	229	3,367

Operating margin (%)
2013	16.5	22.5	11.3	6.5	15.3
2014	17.6	39.7	4.3	5.1	18.2

Core operating margin (%)
2013	16.8	17.4	11.3	6.6	14.0
2014	17.9	17.9	10.3	5.1	14.0

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Core operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Core operating margin is calculated as core operating profit divided by turnover.

4   SEGMENT INFORMATION – GEOGRAPHICAL AREA

First Half	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2013	10,405	8,355	6,740	25,500
2014	9,748	7,639	6,711	24,098
Change (%)	(6.3)	(8.6)	(0.4)	(5.5)
Impact of:
Exchange rate (%)	(11.8)	(11.2)	0.3	(8.5)
Acquisitions (%)	0.8	-	0.2	0.4
Disposals (%)	(0.7)	(1.3)	(0.6)	(0.8)

Underlying sales growth (%)	6.1	4.3	(0.4)	3.7
Price (%)	2.2	3.9	(1.5)	1.7
Volume (%)	3.8	0.4	1.1	1.9

Operating profit (€ million)
2013	1,509	1,406	977	3,892
2014	1,376	1,996	1,007	4,379

Core operating profit (€ million)
2013	1,445	1,164	967	3,576
2014	1,354	1,029	984	3,367

Operating margin (%)
2013	14.5	16.8	14.5	15.3
2014	14.1	26.1	15.0	18.2

Core operating margin (%)
2013	13.9	13.9	14.3	14.0
2014	13.9	13.5	14.7	14.0

Additional geographical information

	First Half 2014				First Half 2013
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
Unilever Total	24,098	3.7	1.9	1.7	25,500	5.0	2.6	2.3
Developed markets	10,554	-	1.2	(1.2)	10,933	(1.6)	(0.8)	(0.8)
Emerging markets	13,544	6.6	2.5	4.0	14,567	10.3	5.5	4.6

	First Half 2014				First Half 2013
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
The Americas	7,639	4.3	0.4	3.9	8,355	5.6	1.9	3.6
North America	3,804	(1.0)	-	(0.9)	4,142	(0.9)	(1.0)	0.1
Latin America	3,835	9.5	0.8	8.6	4,213	12.6	5.1	7.2

5   TAXATION

The effective tax rate for the first half was 29.4% compared to 27.1% in 2013. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	First Half 2014			First Half 2013
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax
Fair value gains/(losses) on financial instruments	(76)	14	(62)	104	(11)	93
Remeasurements of defined benefit pension plans net of tax	(654)	165	(489)	697	(171)	526
Currency retranslation gains/(losses)	5	6	11	(168)	6	(162)
Other comprehensive income	(725)	185	(540)	633	(176)	457

6   COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share and core earnings per share, a number of adjustments are made to the number of shares, principally: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust (refer below) and (ii) the exercise of share options by employees.

On 19 May 2014 Unilever PLC purchased the shares convertible to PLC ordinary shares in 2038. Due to the repurchase the average number of combined share units is not adjusted for these shares from 20 May 2014 to 30 June 2014. The adjusted average number of share units is calculated based on the number of days the shares were dilutive during the six month period ended 30 June 2014.

Earnings per share for total operations for the six months were calculated as follows:
	2014	2013
Combined EPS – Basic
Net profit attributable to shareholders’ equity (€ million)	2,818	2,429

Average number of combined share units (millions of units)	2,843.7	2,836.8

Combined EPS – basic (€)	0.99	0.86

Combined EPS – Diluted
Net profit attributable to shareholders’ equity (€ million)	2,818	2,429

Adjusted average number of combined share units (millions of units)	2,911.1	2,925.6

Combined EPS – diluted (€)	0.97	0.83

Core EPS
Core profit attributable to shareholders’ equity (see note 2) (€ million)	2,276	2,236

Adjusted average number of combined share units (millions of units)	2,911.1	2,925.6

Core EPS – diluted (€)	0.78	0.76

In calculating core earnings per share, net profit attributable to shareholders’ equity is adjusted to eliminate the post tax impact of business disposals, acquisition and disposals and related costs, impairments, and other one-off items.

During the period the following movements in shares have taken place:
Millions
Number of shares at 31 December 2013 (net of treasury stock)	2,840.0
Net movements in shares under incentive schemes	0.4
Number of shares at 30 June 2014	2,840.4

7   ACQUISITIONS AND DISPOSALS

On 7 March 2014 the Group acquired a 55% equity stake in the Qinyuan Group, a leading Chinese water purification business for an undisclosed amount.

On 22 May 2014 the Group announced that it has signed a definitive agreement to sell its global Ragu & Bertolli pasta sauce business to Mizkan Group for a total cash consideration of approximately US$2.15 billion. The transaction completed on 30 June 2014.

8   IMPAIRMENT OF ASSETS

At 30 June 2014 the Group intended to dispose of its Slim.Fast business and, anticipating that the disposal would be completed within 12 months, reclassified the assets to held for sale. As the carrying amount was higher than the estimated fair value less costs to sell of the related assets and liabilities, an impairment charge of €318 million has been recognised. This impairment loss has been recognised within non-core items. The disposal was completed in July.

9   FINANCIAL INSTRUMENTS

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

€ million	Fair value			Carrying amount
	As at 30 June 2014	As at 31 December 2013	As at 30 June 2013	As at 30 June 2014	As at 31 December 2013	As at 30 June 2013
Financial assets
Cash and cash equivalents	3,419	2,285	3,467	3,419	2,285	3,467
Held-to-maturity investments	74	75	49	74	75	49
Loans and receivables	143	104	325	143	104	325
Available-for-sale financial assets	782	760	711	782	760	711
Financial assets related to acquisition of non-controlling interest	-	-	420	-	-	420
Financial assets at fair value through profit and loss:
Derivatives	197	294	218	197	294	218
Other	26	32	28	26	32	28
	4,641	3,550	5,218	4,641	3,550	5,218
Financial liabilities
Preference shares	(113)	(114)	(120)	(68)	(68)	(68)
Bank loans and overdrafts	(1,188)	(1,067)	(1,210)	(1,187)	(1,067)	(1,210)
Bonds and other loans	(12,054)	(10,162)	(10,903)	(11,339)	(9,594)	(10,232)
Liabilities related to acquisition of non-controlling interests(a)	-	-	(4,034)	-	-	(4,034)
Finance lease creditors	(208)	(217)	(226)	(192)	(204)	(203)
Derivatives	(248)	(299)	(160)	(248)	(299)	(160)
Other financial liabilities	(402)	(269)	-	(402)	(269)	-
	(14,213)	(12,128)	(16,653)	(13,436)	(11,501)	(15,907)
(a)
Included in liabilities related to acquisition of non-controlling interests as at 30 June 2013 is €3,754 million relating to acquisition of shares in Hindustan Unilever and other non-controlling interests totalling €280 million.

€ million	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	As at 30 June 2014			As at 31 December 2013			As at 30 June 2013
Assets at fair value
Other cash equivalents	-	299	-	-	91	-	-	126	-
Available-for-sale financial assets	6	317	459	8	276	476	13	206	493
Financial assets at fair value
through profit or loss:
Derivatives	-	233	-	-	376	-	-	267	-
Other	20	-	6	25	-	7	23	-	5
Liabilities at fair value
Bonds and other loans	-	(769)	-	-	(777)	-	-	(785)	-
Derivatives	-	(542)	-	-	(395)	-	-	(309)	-

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2013. There were also no significant movements between the fair value hierarchy classifications since 31 December 2013.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.

Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2013.

10   DIVIDENDS

The Boards have declared quarterly interim dividends for Q12014 and Q2 2014 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

	Q1 2014	Q2 2014
Per Unilever N.V. ordinary share	€ 0.2850	€ 0.2850
Per Unilever PLC ordinary share	£ 0.2338	£ 0.2253
Per Unilever N.V. New York share	US$ 0.3938	US$ 0.3842
Per Unilever PLC American Depositary Receipt	US$ 0.3938	US$ 0.3842

The quarterly dividend calendar for the remainder of 2014 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Quarterly dividend – for Q2 2014	24 July 2014	6 August 2014	8 August 2014	10 September 2014
Quarterly dividend – for Q3 2014	23 October 2014	6 November 2014*	7 November 2014	10 December 2014
* For the Q3 2014 dividend, the Ex-dividend date for the NV New York shares and PLC ADRs will be 5 November 2014

US dollar cheques for the quarterly interim dividend will be mailed on 10 September 2014 to holders of record at the close of business on 8 August 2014. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

11   PENSIONS AND SIMILAR OBLIGATIONS

The pension liability net of assets was €2.5 billion at the end of June 2014 versus €2.0 billion as at 31 December 2013. The increase in the net pension deficit reflects the impact of higher liabilities due to lower discount rates partially offset by strong investment performance and cash contributions.

12   PURCHASE OF ESTATE SHARES CONVERTIBLE TO UNILEVER PLC SHARES IN 2038

The first Viscount Leverhulme was the founder of the company which became Unilever PLC. When he died in 1925, he left in his will a large number of Unilever PLC shares in various trusts. When the will trusts were varied in 1983, the interests of the beneficiaries of his will were also preserved. Four classes of special shares were created in Margarine Union (1930) Limited, a subsidiary of Unilever PLC. One of these classes of shares (‘Estate shares’) has rights that enable it to be converted at the end of the year 2038 to 70,875,000 Unilever PLC ordinary shares. Before this date these shares have no rights to dividends nor do they allow early conversion. There are 20,000 Estate shares with a nominal value of £0.01 each.

On 19 May 2014 Unilever PLC purchased all of the Estate shares for a cash consideration of £715 million. The resulting loss of €880 million, being the difference between the nominal value and amount paid, has been recorded in retained profit.

13   EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.

14     GUARANTOR STATEMENTS

On 1 November 2011, Unilever NV (NV) and Unilever Capital Corporation (UCC) filed a US Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by NV, Unilever PLC (PLC) and Unilever United States, Inc. (UNUS). This superseded the previous NV and UCC US Shelf registration filed on 18 November 2008, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and UNUS. Of the US Shelf registration, US $5.0 billion of Notes were outstanding at 30 June 2014 (2013: $5.0 billion, 2012: US $4.0 billion, 2011: US $4.0 billion) with coupons ranging from 0.45% to 5.9%. These Notes are repayable between 30 July 2015 and 15 November 2032.

Provided below are the income statements, cash flow statements and balance sheets of each of the companies discussed above, together with the income statement, cash flow statement and balance sheet of non-guarantor subsidiaries. These have been prepared under the historical cost convention, and, aside from the basis of accounting for investments at net asset value (equity accounting), comply in all material respects with International Financial Reporting Standards. The financial information in respect of NV, PLC and UNUS has been prepared with all subsidiaries accounted for on an equity basis. Information on NV and PLC is shown collectively as Unilever parent entities. UCC and UNUS are each indirectly 100% owned by the Unilever parent entities (as defined below). The financial information in respect of the non-guarantor subsidiaries has been prepared on a consolidated basis.

€ million
Income Statement Six months ended 30 June 2014	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non-guarantor subsidiaries	Eliminations	Unilever Group
Turnover	-	-	-	24,098	-	24,098
Operating profit	-	375	(6)	4,010	-	4,379
Finance income	-	-	-	61	-	61
Finance costs	(69)	(56)	-	(148)	-	(273)
Pensions and similar obligations	-	(2)	(12)	(33)	-	(47)
Inter-company finance income/(costs)	69	16	(126)	41	-	-
Dividends	-	433	1,471	(1,904)	-	-
Share of net profit/(loss) of joint ventures and associates	-	-	-	61	-	61
Other income from non-current investments	-	-	-	37	-	37
Profit before taxation	-	766	1,327	2,125	-	4,218
Taxation	-	(102)	(449)	(672)	-	(1,223)
Net profit	-	664	878	1,453	-	2,995
Equity earnings of subsidiaries	-	2,331	(159)	-	(2,172)	-
Net profit	-	2,995	719	1,453	(2,172)	2,995
Attributed to:
Non-controlling interests	-	-	-	177	-	177
Shareholders' equity	-	2,995	719	1,276	(2,172)	2,818

Total comprehensive income	(2)	964	887	606	-	2,455

(a) The term ‘Unilever parent entities’ refers to Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

€ million
Income Statement Six months ended 30 June 2013	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non-guarantor subsidiaries	Eliminations	Unilever Group
Turnover	-	-	-	25,500	-	25,500
Operating profit	-	345	1	3,546	-	3,892
Finance income	-	-	-	55	-	55
Finance costs	(75)	(58)	-	(137)	-	(270)
Pensions and similar obligations	-	(2)	(14)	(55)	-	(71)
Inter-company finance income/(costs)	75	23	(81)	(17)	-	-
Dividends	-	12	-	(12)	-	-
Share of net profit/(loss) of joint ventures and associates	-	-	-	52	-	52
Other income from non-current investments	-	-	-	1	-	1
Profit before taxation	-	320	(94)	3,433	-	3,659
Taxation	-	(103)	(282)	(592)	-	(977)
Net profit	-	217	(376)	2,841	-	2,682
Equity earnings of subsidiaries	-	2,465	818	-	(3,283)	-
Net profit	-	2,682	442	2,841	(3,283)	2,682
Attributed to:
Non-controlling interests	-	-	-	253	-	253
Shareholders' equity	-	2,682	442	2,588	(3,283)	2,429

Total comprehensive income	(9)	65	(300)	3,383	-	3,139

(a) The term ‘Unilever parent entities’ refers to Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in Unilever Group are fully and unconditionally guaranteed by both Unilever

€ million
Balance Sheet As at 30 June 2014	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non-guarantor subsidiaries	Eliminations	Unilever Group

Non-current assets
Goodwill and intangible assets	-	1,606	-	19,485	-	21,091
Property, plant and equipment	-	-	-	9,639	-	9,639
Pension asset for funded schemes in surplus	-	1	46	763	-	810
Deferred tax assets	-	185	142	854	-	1,181
Financial assets	-	-	-	478	-	478
Other non-current assets	-	-	3	617	-	620
Amounts due from group companies	9,045	-	-	(404)	(8,641)	-
Net assets of subsidiaries (equity accounted)	-	43,599	17,126	(20,530)	(40,195)	-
	9,045	45,391	17,317	10,902	(48,836)	33,819
Current assets
Inventories	-	-	-	4,328	-	4,328
Amounts due from group companies	-	7,409	3,723	(11,132)	-	-
Trade and other current receivables	-	121	12	6,043	-	6,176
Current tax assets	-	-	-	259	-	259
Cash and cash equivalents	-	4	-	3,415	-	3,419
Other financial assets	-	-	-	744	-	744
Non-current assets held for sale	-	-	-	76	-	76
	-	7,534	3,735	3,733	-	15,002
Total assets	9,045	52,925	21,052	14,635	(48,836)	48,821

Current liabilities
Financial liabilities	67	4,559	3	1,076	-	5,705
Amounts due to group companies	5,035	31,729	868	(37,632)	-	-
Trade payables and other current liabilities	38	183	30	12,403	-	12,654
Current tax liabilities	-	18	588	1,048	-	1,654
Provisions	-	9	-	421	-	430
Liabilities associated with assets held for sale	-	-	-	1	-	1
	5,140	36,498	1,489	(22,683)	-	20,444

Non-current liabilities
Financial liabilities	3,637	2,407	-	1,687	-	7,731
Amounts due to group companies	-	-	8,643	(2)	(8,641)	-
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	-	-	-	1,752	-	1,752
Unfunded schemes	-	98	475	1,012	-	1,585
Provisions	-	5	2	997	-	1,004
Deferred tax liabilities	-	11	-	1,436	-	1,447
Other non-current liabilities	-	14	-	375	-	389
	3,637	2,535	9,120	7,257	(8,641)	13,908
Total liabilities	8,777	39,033	10,609	(15,426)	(8,641)	34,352

Shareholders’ equity
Called up share capital	-	484	-	-	-	484
Share premium account	-	142	942	(942)	-	142
Other reserves	(8)	(7,182)	(474)	(2,647)	3,129	(7,182)
Retained profit	276	20,448	9,975	33,073	(43,324)	20,448
Total shareholders’ equity	268	13,892	10,443	29,484	(40,195)	13,892
Non-controlling interests	-	-	-	577	-	577
Total equity	268	13,892	10,443	30,061	(40,195)	14,469
Total liabilities and equity	9,045	52,925	21,052	14,635	(48,836)	48,821

(a) The term ‘Unilever parent entities’ refers to Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in Unilever Group are fully and unconditionally guaranteed by both

€ million
Balance Sheet As at 31 December 2013	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non-guarantor subsidiaries	Eliminations	Unilever Group

Non-current assets
Goodwill and intangible assets	-	1,726	-	19,178	-	20,904
Property, plant and equipment	-	-	-	9,344	-	9,344
Pension asset for funded schemes in surplus	-	1	-	990	-	991
Deferred tax assets	-	163	38	883	-	1,084
Financial assets	-	-	-	505	-	505
Other non-current assets	-	-	1	562	-	563
Amounts due from group companies	7,896	-	-	30	(7,926)	-
Net assets of subsidiaries (equity accounted)	-	41,740	17,841	(20,528)	(39,053)	-
	7,896	43,630	17,880	10,964	(46,979)	33,391
Current assets
Inventories	-	-	-	3,937	-	3,937
Amounts due from group companies	-	5,112	2,103	(7,215)	-	-
Trade and other current receivables	-	91	13	4,727	-	4,831
Current tax assets	-	18	-	199	-	217
Cash and cash equivalents	-	3	-	2,282	-	2,285
Other financial assets	-	-	-	760	-	760
Non-current assets held for sale	-	-	-	92	-	92
	-	5,224	2,116	4,782	-	12,122
Total assets	7,896	48,854	19,996	15,746	(46,979)	45,513

Current liabilities
Financial liabilities	885	2,132	3	990	-	4,010
Amounts due to group companies	3,101	29,747	-	(32,848)	-	-
Trade payables and other current liabilities	45	170	31	11,489	-	11,735
Current tax liabilities	-	(17)	155	1,116	-	1,254
Provisions	-	11	-	368	-	379
Liabilities associated with assets held for sale	-	-	-	4	-	4
	4,031	32,043	189	(18,881)	-	17,382

Non-current liabilities
Financial liabilities	3,600	2,326	-	1,565	-	7,491
Amounts due to group companies	-	-	7,937	(11)	(7,926)	-
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	-	-	12	1,393	-	1,405
Unfunded schemes	-	102	480	981	-	1,563
Provisions	-	5	2	885	-	892
Deferred tax liabilities	-	18	-	1,506	-	1,524
Other non-current liabilities	-	16	-	425	-	441
	3,600	2,467	8,431	6,744	(7,926)	13,316
Total liabilities	7,631	34,510	8,620	(12,137)	(7,926)	30,698

Shareholders’ equity
Called up share capital	-	484	-	-	-	484
Share premium account	-	138	942	(942)	-	138
Other reserves	(10)	(6,746)	(381)	(2,680)	3,071	(6,746)
Retained Profit	275	20,468	10,815	31,034	(42,124)	20,468
Total shareholders’ equity	265	14,344	11,376	27,412	(39,053)	14,344
Non-controlling interests	-	-	-	471	-	471
Total equity	265	14,344	11,376	27,883	(39,053)	14,815
Total liabilities and equity	7,896	48,854	19,996	15,746	(46,979)	45,513

(a) The term ‘Unilever parent entities’ refers to Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in Unilever Group are fully and unconditionally guaranteed by both

€ million
Cash flow statement Six months ended 30 June 2014	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non-guarantor subsidiaries	Eliminations	Unilever Group

Cash flow from operating activities	-	43	(14)	2,709	-	2,738
Income tax	-	(77)	(129)	(788)	-	(994)

Net cash flow from operating activities	-	(34)	(143)	1,921	-	1,744

Interest received	-	-	-	61	-	61
Net capital expenditure	-	9	-	(798)	-	(789)
Acquisitions and disposals	-	69	-	1,508	-	1,577
Other investing activities	(898)	(3,070)	(1,612)	4,748	878	46

Net cash flow from /(used in) investing activities	(898)	(2,992)	(1,612)	5,519	878	895

Dividends paid on ordinary share capital	-	(1,239)	448	(786)	-	(1,577)
Interest and preference dividends paid	(77)	(23)	-	(158)	-	(258)
Change in financial liabilities	(832)	2,407	-	(18)	-	1,557
Other movement in treasury stocks	-	(59)	(70)	(127)	-	(256)
Other finance activities	1,805	1,895	1,376	(5,158)	(878)	(960)

Net cash flow from/(used in) financing activities	896	2,981	1,754	(6,247)	(878)	(1,494)

Net increase/(decrease) in cash and cash equivalents	(2)	(45)	(1)	1,193	-	1,145

Cash and cash equivalents at the beginning of the period	-	3	(2)	2,043	-	2,044

Effect of foreign exchange rate changes	2	46	-	(147)	-	(99)

Cash and cash equivalents at the end of the period	-	4	(3)	3,089	-	3,090

(a) The term ‘Unilever parent entities’ refers to Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in Unilever Group are fully and unconditionally guaranteed by both Unilever N.V

€ million
Cash flow statement Six months ended 30 June 2013	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non-guarantor subsidiaries	Eliminations	Unilever Group

Cash flow from operating activities	-	65	70	2,864	-	2,999
Income tax	-	(76)	(143)	(675)	-	(894)

Net cash flow from operating activities	-	(11)	(73)	2,189	-	2,105

Interest received	-	-	-	48	-	48
Net capital expenditure	-	(2)	-	(630)	-	(632)
Acquisitions and disposals	-	(414)	-	511	-	97
Other investing activities	(1,011)	(480)	238	(69)	1,011	(311)

Net cash flow from /(used in) investing activities	(1,011)	(896)	238	(140)	1,011	(798)

Dividends paid on ordinary share capital	-	(1,440)	(1,092)	1,083	-	(1,449)
Interest and preference dividends paid	(78)	(52)	-	(91)	-	(221)
Acquisition of non-controlling interests	-	-	-	(335)	-	(335)
Change in financial liabilities	623	1,206	-	(101)	-	1,728
Other movement on treasury stock	-	115	(24)	(63)	-	28
Other finance activities	465	1,454	949	(1,962)	(1,011)	(105)

Net cash flow from/(used in) financing activities	1,010	1,283	(167)	(1,469)	(1,011)	(354)

Net increase/(decrease) in cash and cash equivalents	(1)	376	(2)	580	-	953

Cash and cash equivalents at the beginning of the period	-	3	(3)	2,217	-	2,217

Effect of foreign exchange rate changes	1	(5)	1	37	-	34

Cash and cash equivalents at the end of the period	-	374	(4)	2,834	-	3,204

(a) The term ‘Unilever parent entities’ refers to Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.